Exhibit 99.37

Volaris Reports November 2015 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 25%

MEXICO CITY--(BUSINESS WIRE)--December 7, 2015--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports November 2015 and year-to-date preliminary traffic results.

During November 2015 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 30.2% year over year, in response to strong demand in its domestic and international markets. Total demand for November, as measured in Revenue Passenger Miles (RPMs), increased 25.9% year over year, reaching 1.0 billion. Volaris transported a total of 1.1 million passengers during the month, an increase of 24.7% year over year. Year-to-date, Volaris has transported over 10.8 million passengers, an increase of 22.2% year over year.

During November 2015, Volaris launched one year-round domestic route (Durango - Mexico City) and one international route (Hermosillo - Phoenix).

The following table summarizes Volaris traffic results for the month and year-to-date.

	November 2015	November 2014	Variance	Eleven months ended November 2015	Eleven months ended November 2014	Variance
RPMs (in millions, scheduled & charter)
Domestic	718	587	22.2%	7,300	6,448	13.2%
International	283	208	36.4%	3,057	2,297	33.1%
Total	1,001	795	25.9%	10,357	8,745	18.4%
ASMs (in millions, scheduled & charter)
Domestic	866	688	25.8%	8,877	7,925	12.0%
International	358	252	42.3%	3,767	2,713	38.8%
Total	1,224	940	30.2%	12,644	10,638	18.9%
Load Factor (in %, scheduled)
Domestic	82.9%	85.3%	(2.4) pp	82.2%	81.4%	0.8 pp
International	79.0%	82.5%	(3.5) pp	81.1%	84.6%	(3.5) pp
Total	81.8%	84.6%	(2.8) pp	81.9%	82.2%	(0.3) pp
Passengers (in thousands, scheduled & charter)
Domestic	859	705	21.7%	8,668	7,245	19.7%
International	198	143	39.1%	2,102	1,572	33.7%
Total	1,057	848	24.7%	10,770	8,817	22.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 143 and its fleet from four to 55 aircraft. Volaris offers more than 268 daily flight segments on routes that connect 39 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego, Investor Relations, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net